UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

 GSK plc

GSK publishes provisional dividend dates

GSK announces the following dividend dates for 2027:

These dates are indicative and may be subject to change.

Results	Announcement date	Ordinary Shares Ex-dividend date	American Depositary Shares Ex-dividend date	Record date	Last date for DRIP elections	Payable
Q1 2027	Wednesday 28 April 2027	Thursday 13 May 2027	Friday 14 May 2027	Friday 14 May 2027	Thursday 24 June 2027	Thursday 15 July 2027
Q2 2027	Wednesday 28 July 2027	Thursday 12 August 2027	Friday 13 August 2027	Friday 13 August 2027	Thursday 23 September 2027	Thursday 14 October 2027
Q3 2027	Wednesday 27 October 2027	Friday 12 November 2027	Friday 12 November 2027	Friday 12 November 2027	Monday 20 December 2027	Thursday 13 January 2028
Q4 2027	Wednesday 2 February 2028	Friday 18 February 2028	Friday 18 February 2028	Friday 18 February 2028	Thursday 23 March 2028	Thursday 13 April 2028

V A Whyte
Company Secretary

6 November 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 06, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc